UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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Commission File Number 001-14968
Partner Communications Company Ltd.
(Exact name of registrant as specified in its charter)
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8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

+972-54-7814455
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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American Depositary Shares, each representing one ordinary share, nominal value NIS 0.01 per share
 (Title of each class of securities covered by this Form)
_______________

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.          Partner Communications Company Ltd. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about October 26, 1999, the date that the Company's Registration Statement on Form F-1 related to the Company's initial public offering in the U.S. of American Depositary Shares (“ADSs”), each representing one ordinary share, was declared effective.

B.          The Company has filed or submitted all reports required under section 13(a) or section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2.	Recent United States Market Activity

The Company’s securities were last offered in the United States (not including in offerings involving the issuance of securities to employees of the Company, by selling security holders in a non-underwritten offerings, or other circumstances excluded per Instruction 1 to Item 2 of Form 15F) in a registered offering under the Securities Act of 1933, as amended, in August 2000 pursuant to Form F-1 (File No. 333-12340).

Item 3.	Foreign Listing and Primary Trading Market

A.          The Company maintains a listing of its ordinary shares on the Tel Aviv Stock Exchange (the “TASE"), which is located in Israel.  The TASE constitutes the primary trading market for the ordinary shares.

B.          The Company’s ordinary shares were initially listed on the TASE on or about July 1, 2001.  The Company has maintained a listing of its ordinary shares on the TASE for at least the 12 months preceding the filing of this Form.

C.          During the 12-month period beginning January 1, 2022 and ending December 31, 2022, approximately 97% of trading in the Company’s ordinary shares and ADSs, considered as a single class of securities, occurred through the TASE.

Item 4.	Comparative Trading Volume Data

A.          The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from January 1, 2022 through December 31, 2022 (both dates inclusive).

B.          For the same 12-month period, the average daily trading volume (“ADTV”) of the Company’s ADSs in the United States was 5,402, and the ADTV of the Company’s ordinary shares and ADSs, considered as a single class of securities, on a worldwide basis was 203,663.

C.          For the same 12-month period, the ADTV of the Company’s ADSs in the United States was 2.65% of the ADTV of the Company’s ordinary shares and ADSs, considered as a single class of securities, on a worldwide basis.

D.          The Company’ ADSs were delisted from the Nasdaq effective as of the end of the trading day on February 15, 2023. As of that date, the ADTV of the Company’s ADSs in the United States as a percentage of the ADTV for the Company’s ordinary shares and ADSs, considered as a single class of securities, on a worldwide basis for the preceding 12-month period was 2.90%.

E.          Not applicable.

F.          The Company used the TASE official site, Bloomberg and The Nasdaq Stock Market to determine whether it meets the ADTV requirements of Rule 12h-6.  The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5.	Alternative Record Holder Information

As of December 31, 2022, the Company had 117  holders of record on a worldwide basis.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.          As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on January 26, 2023, which was submitted under cover of a Form 6-K on January 26, 2023.

B.          This notice was disseminated by the major newswire services the Company typically uses to publish its press releases, such as PR Newswire. In addition, this notice was posted on the Company’s website.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, www.partner.co.il.

PART III

Item 10.	Exhibits

None.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Partner Communications Company Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, Partner Communications Company Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

PARTNER COMMUNICATIONS COMPANY LTD.

Dated: February 16, 2023	By:	/s/ Avi Gabbay
	Name:	Avi Gabbay
	Title:	Chief Executive Officer

Dated: February 16, 2023	By:	/s/ Miri Takutiel
	Name:	Miri Takutiel
	Title:	Chief Financial Officer